Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Nine Months Ended September 30, 2011	Three Months Ended September 30, 2011

Earnings before income taxes	$ 9,783	$3,485

Add (deduct):
Equity in net loss of less than 50% owned affiliates	7	3
Dividends from less than 50% owned affiliates	-	-
Fixed charges	780	255
Interest capitalized, net of amortization	(1)	(1)

Earnings available for fixed charges	$10,569	$3,742

Fixed charges:
Interest incurred	$ 711	$ 232
Portion of rent expense deemed to represent interest factor	69	23

Fixed charges	$ 780	$ 255

Ratio of earnings to fixed charges	13.6	14.7

Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006

Earnings before income taxes	$10,324	$ 9,243	$ 9,937	$8,884	$8,208

Add (deduct):
Equity in net loss (earnings) of less than 50% owned affiliates	8	6	64	(100)	(163)
Dividends from less than 50% owned affiliates			12	100	154
Fixed charges	1,069	1,006	618	359	446
Interest capitalized, net of amortization	1	2	(11)	(8)	(4)

Earnings available for fixed charges	$11,402	$10,257	$10,620	$9,235	$8,641

Fixed charges:

Interest incurred	$ 976	$ 920	$ 543	$ 280	$ 378
Portion of rent expense deemed to represent interest factor	93	86	75	79	68

Fixed charges	$ 1,069	$ 1,006	$ 618	$ 359	$ 446

Ratio of earnings to fixed charges	10.7	10.2	17.2	25.7	19.4